1660 Wynkoop Street, Suite 1000

Denver,  Colorado 80202‑1132

Phone: (303) 573‑1660

Fax: (303) 595‑9385

www.royalgold.com

VIA EDGAR

May 24, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549‑3720

Attention: James Giugliano and Rufus Decker

Re:      Royal Gold, Inc.

Form 10‑K for Fiscal Year Ended June 30, 2018

Filed August 9, 2018

File No. 001‑13357

Dear Messrs. Giugliano and Decker:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Mr. William Heissenbuttel, the Chief Financial Officer and Vice President Strategy of Royal Gold, Inc. (the “Company”, “we”, “us”, “our”), dated May 16, 2019 (the “Comment Letter”) regarding the above referenced Form 10‑K for the fiscal year ended June 30, 2018 (the “2018 Form 10‑K”).  The Staff’s letter follows the Company’s letter dated May 6, 2019 responding to the comments of the Staff set forth in a letter dated April 29, 2019 regarding the 2018 Form 10‑K.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

2018 Form 10‑K

Item 1. Business

Our Operational Information, page 4

1.

In your response to comment 1, you state that the net revenue measure reflects the revenue recognized under your stream and royalty agreements and the cost paid for metal delivered pursuant to your stream agreements and is more akin to gross profit.  Please modify the title of this measure throughout your filings and releases to more properly reflect its nature and to avoid the implication that this is a measure of revenue, which would be gross of cost of sales.  Please also ensure the title used makes clear that the measure excludes depreciation, depletion and amortization.  Refer to SAB Topic 11:B.

United States Securities and Exchange Commission

Division of Corporation Finance

May 24, 2019

Company Response:

In future filings and releases, the Company will relabel the “Net Revenue” title to avoid the implication that this is a measure of revenue.  We will also ensure in future filings and releases that the title used will make clear that the measure excludes depreciation, depletion and amortization.

*****

Please contact the undersigned at 303.575.6507 if you have any questions or require further information regarding this matter.

Sincerely,

/s/ William Heissenbuttel

William Heissenbuttel
Chief Financial Officer and Vice President Strategy
Royal Gold, Inc.
cc:	Paul Hilton
Hogan Lovells US LLP